Bloomberg Tradebook LLC – Confidential
Statement of Financial Condition
As of December 31, 2016

Assets

Cash and cash equivalents	$47,170,733
Cash segregated under federal and other regulations	1,000,355
Receivable from brokers and dealers, net of allowance of $374,029 (Note 5)	29,339,858
Securities borrowed	110,543,700
Deposits and receivable from clearing organizations	13,621,106
Receivable from customers	9,743,000
Receivable from affiliates	3,032,200
Securities owned, at fair value	534,874
Other assets	402,392
Total assets	$215,388,218

Liabilities and Members' Equity

Liabilities

Soft dollars payable	$33,610,017
Payable to affiliates	8,577,741
Accounts payable and accrued expenses	19,627,740
Deferred revenue	152,362
Securities sold, not yet purchased	4,900
Payables to brokers and dealers	3,127,243
Payables to customers	5,594,368
Accrued employee compensation	5,117,834
Deferred compensation	1,880,683
Total liabilities	77,692,888
Contingencies and guarantees (Note 10)	-
Members' equity	137,695,330
Total liabilities and members' equity	$215,388,218

The accompanying notes are an integral part of these financial statements.